SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
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MOOG INC.
(Name of Issuer)
Class B Common Stock, $1.00 per share
(Title of class of securities)

CUSIP NO. 615394301
(CUSIP number)
Donald R. Fishback
Vice President-Finance and Chief Financial Officer
400 Jamison Road
East Aurora, New York 14052-0018
Telephone: (716)-652-2000
(Name, address, and telephone number of person authorized to receive notices and communications)

Copies to:
Robert T. Brady
740 W. Palomino Dr.
Jackson, Wyoming 83001
Telephone: (716) 652-2000
August 20, 2018
(Date of event which requires filing of this statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 615394301	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Moog Inc. Stock Compensation Trust, as amended and restated effective January 1, 2015, Robert T. Brady, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 973,885
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 973,885
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,885
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.35%[1]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

1 Based on 4,171,570 voting shares of the Issuer’s Class B Stock outstanding on August 15, 2018, as provided by the Issuer.

CUSIP NO. 615394301	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Robert T. Brady, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,843
	8	SHARED VOTING POWER 973,885
	9	SOLE DISPOSITIVE POWER 87,843
	10	SHARED DISPOSITIVE POWER 973,885
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,728[2]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.45%[3]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

2 Includes 87,843 shares owned individually.
3 Based on 4,171,570 voting shares of the Issuer’s Class B Stock outstanding on August 15, 2018, as provided by the Issuer.

Item 1.	Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to Class B Common Stock, $1.00 par value per share (the “Class B Stock”) of Moog Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Jamison Road, East Aurora, New York 14052-0018.

Item 2.	Identity and Background.

(a) This Statement is filed by the Moog Inc. Stock Compensation Trust, as amended and restated effective January 1, 2015 (the “Trust”) and by Robert T. Brady in his capacity as trustee of the Trust (the “Trustee”). Robert T. Brady was appointed as Trustee by the Executive Committee of the Board of Directors of the Issuer on September 5, 2017.

(b) The address of the principal business office of the Trust is 400 Jamison Road, East Aurora, New York 14052-0018. The Trustee’s business address is 740 W. Palomino Dr., Jackson, Wyoming 83001.

(c) The Trust acquires shares of Class B Stock that become available, generally from the Issuer’s benefit plans in private transactions, and holds them for subsequent use in providing equity awards under the Issuer’s benefit plans. The Trust was established on December 2, 2003 and will terminate on the earlier of (i) the date the Trust no longer holds any assets or (b) a date specified in a written notice given by the Issuer’s Board of Directors to the Trustee.

(d) During the last five years, neither the Trust nor Robert T. Brady has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Trust nor Robert T. Brady has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected it or him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is organized under the laws of the State of New York. Robert T. Brady is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

From time to time, the Trust has borrowed money from the Issuer as evidenced by notes. As of August 23, 2018, such indebtedness was consolidated into a single non-interest bearing, demand note in the principal amount of $82,462,230.77 (the “Note”).

The Trust acquired 274,864 shares of Class B Stock from the Moog Inc. Employees’ Retirement Plan on August 20, 2018 for a purchase price of $75.74 per share. The Trust paid the purchase from cash on hand. The remaining 699,021 shares of Class B Stock held by the Trust were acquired from time to time by the Trust since its inception in privately negotiated transactions from the Issuer’s benefit plans and affiliates of the Issuer using cash on hand.

Item 4.	Purpose of Transaction.

The Trust holds its shares of Class B Stock for use in providing equity awards under the Issuer’s benefit plans. Accordingly, the Trust periodically buys shares of Class B Stock from the Issuer’s benefit plans when a plan participant wishes to change its investment options, and periodically sells shares of Class B Stock to the Issuer’s benefit plans when shares are needed to fund equity awards. Other than for such purposes, the Trust holds its shares of Class B Stock for long-term investment purposes, and neither the Trust nor the Trustee has made any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (v) any material change in the Issuer's present capitalization or dividend policy; (vi) any material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated in this paragraph.

Item 5.	Interest in Securities of the Issuer.

(a) The Trust beneficially owns 973,885 shares of Class B Stock, which equals 23.35% of the outstanding Class B Stock, based on 4,171,570 voting shares of Class B Stock outstanding on August 15, 2018. In addition, the Trustee beneficially owns 87,843 shares of Class B Stock, which equals 2.11% of the outstanding Class B Common Stock, based on 4,171,570 voting shares of the Issuer’s Class B Stock outstanding on August 15, 2018.

(b) The Trustee has shared voting power and dispositive power for all of the 973,885 shares of Class B Stock held by the Trust with participants of the Moog Inc. Retirement Savings Plan on Significant Transactions as provided for in Section 5.4 of the SECT Agreement, a copy of which is filed herewith. Significant Transactions include matters involving corporate merger, consolidation, sale of all or substantially all of the Company’s assets, recapitalization, reclassification, liquidation, dissolution or similar matters. As to other matters, the Trustee has the sole power to direct the vote and to dispose or direct the disposition of all of the 973,885 shares of Class B Stock held by the Trust. The Trustee has sole voting and dispositive power for all 87,843 shares of Class B Stock owned individually.

(c) No shares of Class B Stock were acquired or sold by the Trust during the sixty (60) preceding the date of this Schedule 13D, except for the acquisition of 274,864 shares of Class B Stock from the Moog Inc. Employees’ Retirement Plan on August 20, 2018 as described in Item 3 above, and the sale of 31,716 shares of Class B Stock by the Trust to the Moog Employee Stock Purchase Plan on July 2, 2018 for $78.24 per share. No shares of Class B Stock were acquired or sold by the Trustee during the sixty (60) preceding the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as described above and provided for in the trust agreement attached hereto, there are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the Issuer’s securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this amendment to Schedule 13D:
10.1.    Moog Inc. Stock Compensation Trust 2014 Restatement, effective August 13, 2014, by and between Moog Inc. and G. Wayne Hawk, as Trustee, including revised Schedule A.

10.2    Amendment No. 1 to Moog Inc. Stock Compensation Trust, dated May 18, 2018, between Moog Inc. and Robert T. Brady, as Trustee.

10.3    Promissory Note, dated as of August 23, 2018, from the Trust to Moog Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2018

ROBERT T BRADY, INDIVIDUALLY AND AS TRUSTEE OF THE MOOG INC. STOCK EMPLOYEE COMPENSATION TRUST, as amended

By:     /s/ Robert T Brady
Robert T Brady, individually and as Trustee